August 5, 2020

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attention:          Tim Levenberg, Special Counsel
Irene Barberena-Meissner, Staff Attorney

Re: Boomer Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 24, 2020
File No. 333-237087

Dear Mr. Levenberg and Ms. Barbarena-Meissner:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer  of Boomer Holdings, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1, filed on March 11, 2020 (the “Registration Statement”) provided in your letter dated June 19, 2020 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 3 to Registration Statement on Form S-1 filed on August 4, 2020.  Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Company Overview, page 1

1.
Your disclosure suggests that the increased revenue stream from the products supplied under your Exclusive Distributor Agreement was able to replace the anticipated revenue from your Tommy Bahama relationship, and that the sale of these products will yield material top line revenue and profits to assist you in meeting or exceeding your prior expectations. Please file this agreement as an exhibit or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Mr. Levenberg and Ms. Barbarena-Meissner
United States Securities and Exchange Commission
August 5, 2020

The Exclusive Distributorship Agreement was filed as Exhibit 10.13 to Amendment No. 3 to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations COVID-19 Developments – Boomer Medical Products, page 25

2.
We note your response to prior comment 5 as well as the several references to your 2020 Guidance which you include in this section. In light of the material changes to your business and your business model in the period subsequent to the press release and issuance of the guidance, please revise your disclosure to eliminate references to such guidance and instead focus on the impact of these changes on your actual results, your current plans, and your expectations with regard to your results of operations. See Item 303(a)(3) of Regulation S-K.

The disclosure in the Registration Statement was revised to eliminate references to the 2020 guidance and to focus on actual results of the Issuer.

Results of Operations, page 26

3.
Please revise the disclosures to include a discussion of the material changes in your financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. Also expand your disclosure to discuss your results of operations for the six months ended January 31, 2020. See Item 303(b)(1) and (b)(2) of Regulation S-K.

The Registration Statement was revised accordingly.

Interim Financial Statements for the Three Months Ended January 31, 2020, page F-16

4.
Please provide updated interim financial statements in your next amendment to comply with Rule 8-08 of Regulation S-X or tell us why it is not required. Please also provide corresponding disclosures that reflect the updated financial information throughout your filing.

The Registration Statement was revised to include the Issuer’s most recent interim financial statements and the disclosures throughout the Registration Statement were updated accordingly.

Mr. Levenberg and Ms. Barbarena-Meissner
United States Securities and Exchange Commission
August 5, 2020

Condensed Consolidated Statement of Operations Three and Six Months ended January 31. 2020 and 2019, page F-17

5.
Tell us how the share information presented in the statement of stockholders' deficit and the weighted average number of shares outstanding for the periods presented in your statement of operations complies with ASC 805-40-45-1 through 4 in reflecting the new equity structure of Boomer Holdings, Inc. following the reverse acquisition. Your response should explain how you considered the exchange ratio established in the share exchange agreement, the shares you acquired, and the company shares issued and retired in executing the reverse merger in determining the equity amounts presented. Please revise to make any changes as necessary.

Please note the Registration Statement was amended to include the financial statements and notes for the period ending April 30, 3030 in contrast to the previously included financial statements for the period ending January 31, 2020.  Accordingly, both the stockholders’ deficit and weighted average number of shares outstanding have been changed.

The Company accounted for stockholders’ equity under reverse acquisition accounting under ASC 805-40-45 as follows:

•
Retroactively adjusted the legal capital Boomer Naturals, Inc. (accounting acquirer or legal subsidiary) to reflect the legal capital of Boomer Holdings, Inc. (acquiree) which represent retroactive adjustment to reflect the legal capital of Boomer Holdings, Inc. (accounting acquiree).   Accordingly, the number of common shares issued and outstanding was 121,446,757 including additional paid-in-capital of $2,782,468 as of December 31, 2019 which represent capital of Boomer Holdings, Inc.

•	Retained earnings and other equity balances represent Boomer Naturals, Inc. (accounting acquirer or legal subsidiary) before the business combination.
•
Equity structure of Boomer Naturals, Inc. (the accounting acquirer or legal subsidiary) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of Boomer Holdings, Inc. (accounting acquiree) issued in the reverse acquisition.  Accordingly, the number of common shares issued and outstanding was 121,446,757 which represent capital of Boomer Holdings, Inc.

•	In calculating the weighted-average number of common shares outstanding (the denominator of the earnings-per-share calculation) during the period in which the reverse acquisition occurs:
o
The number of common shares outstanding from the beginning of that period to the acquisition date is computed on the basis of the weighted average number of common shares of the Boomer Naturals, Inc. (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement.  Accordingly, the weighted average common share was 118,766,430 for the period June 7, 2019 (date of formation) to December 31, 2019.

o
The number of common shares outstanding from the acquisition date to the end of that period is the actual number of common shares of the Boomer Naturals, Inc. (the accounting acquiree) outstanding during that period.  Accordingly, the total number of shares issued and outstanding as of December 31, 2019 was 121,446,757 which represent total common shares of the Boomer Naturals, Inc. outstanding at December 31, 2019.   Prior to the reverse merger, Boomer Holdings, Inc. had 42,837,913 common shares issued and outstanding.  Upon the reverse merger, Boomer Holdings, Inc. provided a forward stock split on the basis of three-to-one (3:1) which resulted in 128,513,739 number of common shares.  At the same time, all of Boomer Naturals, Inc. common shares issued and outstanding of 121,446,757 were converted into Boomer Holdings, Inc. common shares (one to one exchange) and 7,066,982 shares of 128,513,739 were issued to shareholders of Boomer Holdings, Inc.

In addition, the Issuer is responding to the oral comment of the Commission to support the statement contained in the Registration Statement that:

The Boomer CB5 products contain a powerful combination of terpenes that interact with three known cannabinoid receptors and possibly a fourth, while the standard products in the industry interact only with one.

The response to this comment is contained in the attached letter from Dr. Markus Chwajol, M.D., FAACS along with the supporting literature identified by Dr. Chwajol.

The Issuer hereby acknowledges that:

•          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•          the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Levenberg and Ms. Barbarena-Meissner
United States Securities and Exchange Commission
August 5, 2020

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ Mike Quaid

Mike Quaid, CEO

June 27, 2020

FROM:
Markus Chwajol, M.D., FAACS
Assistant Professor of Neurosurgery
Department of Neurosurgery
University of Illinois at Chicago
912 S Wood St.
Chicago, IL 60612

TO:
Boomer Natural Wellness, INC
2820 S. Jones Boulevard
Las Vegas, NV 89146

CURRENT SENTENCE:

The Boomer CB5 products contain a powerful combination of terpenes that interact with three known cannabinoid receptors and possibly a fourth, while the standard products in the industry interact only with one.

SUPPORTING LITERATURE (see articles with yellow highlights attached):

1.  Small Molecules from Nature targeting G-protein Coupled Cannabinoid Receptors:
     Potential Leads for Drug Discovery and Development
     Charu Sharma et.al
     Evidence-Based Complementary and Alternative Medicine
     Volume 2015, Article ID238482

2.  Terpenes and Lipids of the Endocannabinoid and Transient-Receptor-Potential-Channel
     Biosignaling Systems
     David R. Janero, Alexandros Makryiyannis
     ACS Chemistry Neuroscience
     2014 November 19; 5(11):  1097-1106
3.  Terpenoids, Cannabimimetic Ligands, beyond the Cannabis Plant
     Elaine C.D. Goncalves et.al.
     MDPI – Molecules
     March 29, 2020

4.  Taming THC:  potential cannabis synergy and phytocannabinoid-terpenoid entourage
      Effects.  Review
      Ethan B. Russo
      British Journal of Pharmacology 2011; 163: 1344 – 1364

5.  An Update on Non-CB1, Non-CB2 Cannabinoid Related G-Protein-Coupled Receptors
     Paula Morales and Patricia H. Reggio
     Cannabis and cannabinoid Research
     Volume 2.1, 2017

6.  Some Prospective Alternatives for Treating Pain: The Endocannabinoid System and Its
     Putative Receptors GPR18 and GPR55
     Raquel Guerrero-Alba et. al.
     Frontiers in Pharmacology, Article 1496
     January 2019; Volume 9

7.  Cannabinoid Receptors
     Jane M. Sullivan
     Department of Physiology and Biophysics, University of Washington School of Medicine
     Magazine R681

ABOUT ME:
I am a board certified neurosurgeon and Professor of Neurosurgery at the Department of Neurosurgery at the University of Illinois at Chicago.  I have been on the Advisory Board of Boomer Natural Wellness since April 16, 2019.  This position with all its demands, requirements and privileges was offered to me by the company because of my status as one of the leading experts in the field Boomer desired to go into.  The direction the company wanted to adapt, and my experience in the field of Terpenes and CBD products, and their effect on human health were a perfect match.

As a neurosurgeon, I have read numerous books on the topic of brain health, studied articles, and explored and analyzed web based information on that topic.  My research and experience helped me in the realization that Terpenes function essentially as “brain vitamins” and I recommended them to my patients.  I began researching Terpenes in more detail in 2014.  I recognized that Terpenes can not only help with improving brain health, but they also have a profound positive effect on inflammation, pain, libido, bone, skin, fatigue, and anxiety.  I devoted the next few years to researching the benefits of Terpenes on humans, and in 2018 developed a more profound understanding of the advantageous effects Terpenes have on a human brain and body.

In early 2019 I was contacted by Boomer Natural Wellness, INC and after a few clarifying phone conversations asked to become a Member of the Boomer Wellness Advisory Board.  The company desired to utilize my knowledge and experience in the field of Terpenes-mediated remedies and asked me to provide consulting services for the company.

Boomer asked me to continue to work on and develop a Terpene-based product that would provide benefits not only to the brain but also decrease inflammation, pain and anxiety.  This was a challenge that I had actually been working on for some time, and right in the realm of my interests.  Since
I already had a significant experience in this field, it did not take me long to develop the best and most efficient Terpene formula.  We named the formula CB5 as Terpenes, like CBD’s, act on brain and body receptors to affect their function.  Since there are 3 well known types of CB receptors and others still in question we named the formula CB 5.

To my best knowledge there have been no other similar products on the market, previously or contemporaneously developed.  I have developed my own CB5 Terpene-based formula completely independently.  While other formulas might have incorporated one or two of the same ingredients, to my knowledge, there is no resemblance of my invention to any products that might have been developed in the past or currently exist.

/s/ Markus Chwajol, M.D., FAANS